Exhibit 12

BNP U.S. FUNDING L.L.C.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED SECURITIES DIVIDENDS

(in thousands, except ratios)

For the Nine months Ended September 30, 2006 (unaudited)
Net income	$ 40,686
Fixed charges:
Accounting and Tax fees	100
Trustee fees	98
Administrative and consulting fees	456
Total fixed charges	654
Earnings before fixed charges	$ 41,340
Fixed charges, as above	654
Ratio of earnings to fixed charges	63.21
Preferred securities dividend	19,345
Fixed charges including preferred securities dividends	$ 19,999
Ratio of earnings to fixed charges and preferred securities dividend	2.07